[Letterhead of Wachtell, Lipton, Rosen & Katz]

July 17, 2024

Via EDGAR
Office of Energy & Transportation
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn:	Liz Packebusch
Kevin Dougherty

Re:	ConocoPhillips Registration Statement on Form S-4 Filed June 25, 2024 File No. 333-280448

Ladies and Gentlemen:

On behalf of our client, ConocoPhillips (“ConocoPhillips”), we are responding to the comment letter (“Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 12, 2024, relating to the registration statement on Form S-4 (the “Registration Statement”), filed by ConocoPhillips with the Commission on June 25, 2024. In connection with this letter responding to the Staff’s comments, ConocoPhillips is filing, electronically via EDGAR with the Commission, an amendment to the Registration Statement (the “Amended Registration Statement”) on the date of this response letter.

For your convenience, the Staff’s comments are set forth in bold, followed by responses on behalf of ConocoPhillips. All page references in the responses set forth below refer to page numbers in the Amended Registration Statement. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Amended Registration Statement.

Registration Statement on Form S-4, filed June 25, 2024

Material U.S. Federal Income Tax Consequences of the Merger, page 112

1.	We note that the tax opinions filed at Exhibits 8.1 and 8.2 express no opinion but state that the discussion set forth in the registration statement under the caption “Material U.S. Federal Income Tax Consequences of the Merger” is accurate in all material respects. Please revise your disclosure and have counsel revise their respective tax opinions to state clearly that the tax consequences discussed in this section are counsel’s opinion. A description of the law is not sufficient. Please also revise the registration statement to affirmatively describe the tax consequences of the Business Combination that will be, as opposed to what ConocoPhillips and Marathon Oil “intend.” If there is uncertainty regarding the tax treatment of the transactions, counsel may issue a “should” or “more likely than not” opinion to make clear that the opinion is subject to a degree of uncertainty, and explain why it cannot give a firm opinion. See Item 601(b)(8) of Regulation S-K and refer to Section III of Staff Legal Bulletin No. 19.

U.S. Securities and Exchange Commission
July 17, 2024

Response: In response to the Staff’s comment, ConocoPhillips has filed, as Exhibits 8.1 and 8.2 to the Amended Registration Statement, revised tax opinions of Kirkland & Ellis LLP and Wachtell, Lipton, Rosen & Katz, respectively.

ConocoPhillips further respectfully advises the Staff that it has revised disclosures on pages 8, 23, and 114-115 of the Amended Registration Statement.

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If you have any questions concerning the Registration Statement or require any additional information in connection with the filing, please do not hesitate to contact the undersigned at (212) 403-1172 or by email at GEOstling@wlrk.com.

Sincerely yours,

/s/ Gregory E. Ostling
Gregory E. Ostling

cc:	Zachary S. Podolsky, Wachtell, Lipton, Rosen & Katz
Julian J. Seiguer, Kirkland & Ellis LLP
Sean T. Wheeler, Kirkland & Ellis LLP
Debbie P. Yee, Kirkland & Ellis LLP
Atma J. Kabad, Kirkland & Ellis LLP
Kelly B. Rose, Senior Vice President, Legal, General Counsel and Corporate Secretary, ConocoPhillips